Exhibit 99.1

SIGMA LITHIUM REPORTS 1Q 2024 RESULTS:

MAY SHIPMENT PRICED AT $1,290, INCREASED 25% FROM 1Q;

PRODUCTION COSTS AT $397/t, 2ND LOWEST IN INDUSTRY

FIRST QUARTER 2024 HIGHLIGHTS ($ USD)

•	Strengthened commercial position in May, achieving a premium price of USD $1,290/t, at a fixed formula of 9% of lithium hydroxide quoted at LME, delivering:
o	11% price increase from April
o	25% price increase from 1Q24 realized sales price (USD $930/t or $1,035/t on a 6% basis)

•	Revenues from volumes of Quintuple Zero High Purity Lithium Concentrate sold in 1Q totaled $49.1 million.
o	Sales volumes totaled 52,857/t
o	Production volumes totaled 54,168/t

•	Reduced reported cash cost by 16% from 4Q23, approaching 3Q cost guidance:
o	FOB cash costs of $462/t (guidance $420/t)
o	Cash costs at industrial plant gate averaging $397/t (guidance of $370/t)

•	Robust 1Q24 EBITDA margins:

o	35.3% margins on pro forma EBITDA(3) of $17.4 million, generated by business conducted in 1Q24.
o	15.8% margins on reported 1Q adjusted EBITDA of $5.9 million.

•	Board of Directors made a Final Investment Decision to build a second Greentech Industrial Plant that will increase production capacity to 520,000/t of Quintuple Zero Green Lithium from the current 270,000 t/year.

•	Extended operational life to 25 years at the Company’s 100% owned Grota do Cirilo industrial-mineral complex at an industrial throughput of 520,000 t/year: Increase of 40% in proven and probable mineral reserves to 77 million tonnes (from 54.8 million tonnes).

Conference Call Information

The Company will conduct a conference call to discuss its financial results for the first quarter at 12:00 p.m. EST on Thursday, May 16, 2023. Participating on the call will be Co-Chairperson and Chief Executive Officer, Ana Cabral. To register for the call, please proceed through the following link Register here. For access to the webcast, please Click here.

SAO PAULO (May 16, 2024) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, responsibly sourced chemical grade lithium concentrate, today announced its results for the first quarter ended March 31, 2024. The Quarterly Filings and accompanying Management Discussion and Analysis (“MD&A”) are available on SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) and the Company's corporate website.

Ana Cabral, Co-Chairperson and CEO said: "During 2024, Sigma has delivered on several key milestones aimed at doubling industrial capacity by 2025. We made the final investment decision to initiate construction of a second Greentech plant, and we extended operational life to 25 years at Grota do Cirilo by increasing our audited proven and probable mineral reserve by 40%. Our entire team is focused on the execution of this industrial and mineral capacity expansion, repeating the success of Phase 1 by delivering this second stage of operational growth on time and on budget.”

She added: “Operationally, our team has been progressing consistently towards achieving robust cash flow generation for 2024. We continue to premiunize the price of our Quintuple Zero Green Lithium, increasing May prices by 11% from April, and a nearly 30% from the 1Q24 average realized prices. We reduced reported cash cost by 16% vs 4Q23, approaching guidance.

Key Performance Metrics for Quarter Ended 31 March 2024 ($ USD)

	Unit	1Q24	4Q23
Concentrate Produced	tonnes	54,168	59,938
Concentrate Grade Produced	%	5.4%	5.3%
Concentrate Sold	tonnes	52,857	64,670
Reported Revenue	$ 000s	37,202	37,688
Average Reported Selling Price	$/t	704	583
Revenue for Business Conducted in 1Q	$ 000s	49,141	67,500
Average Realized Selling Price in 1Q	$/t	930	1,067
Unit Operating Cost (1)	$/t	397	478
Adjusted EBITDA (2)	$ 000s	5,878	1,295
Net Income	$ 000s	(6,962)	(9,500)
Cash and Cash Equivalents	$ 000s	108,191	48,584

Sigma Lithium made two full shipments of its Quintuple Zero Green Lithium concentrate during the first quarter as the March shipment was concluded in the first week of April.

•	Sales were supplemented by an additional sale to Glencore AG of volumes at port totalling 8,700/t at the end of the quarter.
•	Revenues associated with volumes sold in the first quarter totaled $49 million, implying a realized FOB sales price of $930/t.
•	Reported revenues for the first quarter totaled $37.2 million (C$50.4 million).
o	Provisional price adjustments reduced 1Q24 revenues by USD $12 million, an improvement from the $30 million price adjustment in 4Q23, as lithium concentrate prices turned upward after the Lunar New Year.

Cash unit operating costs(1) for lithium concentrate produced at the Company’s Grota do Cirilo operations in the first quarter averaged USD $397/t. The 4Q cash cost FOB Vitoria (which includes transportation and port charges) averaged USD $462/t (or $483/t with royalties).

•	This is a nearly 16% improvement from the reported FOB costs in 4Q23 and is an important step to meeting Company cost targets of $370/t plant gate and $420/t FOB.
•	Sigma Lithium has already seen an improvement in its cost structure given productivity actions taken, and notes that production at the processing plant was the primary hinderance to achieving guided costs during the first quarter. The Company reiterates its expectation to achieve guidance within 2Q24 for 3Q average realization.

The Company delivered first quarter adjusted EBITDA of $5.9 million (C$8.1 million), reflecting a margin of 15.8%. Reported EBITDA for the first quarter totaled $3.1 million (C$4.3 million).

•	This number includes $0.5 million (C$0.7 million) of non-recurring expenditures, including those associated with the strategic review, and $2.3 million (C$3.1 million) in non-cash stock-based compensation expenses.

1Q24 results had a $12 million provisional price adjustment to revenues resulting from shipments in the 4Q23. Without this provisional price adjustment, the Company delivered a pro forma adjusted EBITDA for business conducted in 1Q24 of $17.4 million, implying a margin of more than 35%.

Net income in the quarter was a loss of $7.0 million (C$9.3 million), or ($0.06) per diluted share outstanding.

Operational Update and Phase 2 Expansion

Lithium concentrate production in the first quarter totaled 54,168 tonnes, compared to the 59,938 tonnes produced in 4Q23. No single factor weighed materially on production, but it was impacted, in part, by holiday seasonality and fewer work days. Sigma maintained a delivery schedule of approximately 35 days. The Company has successfully continued to improve Greentech plant efficiency in 2024, and notes that production improved sequentially through the course of the first quarter.

On April 1, 2024, the Board of Directors announced a Final Investment Decision (“FID”) for the Company’s Phase 2 Greentech Plant expansion. The project is expected to add 250,000 tonnes of production capacity to the current 270,000-tonne Phase 1 operation. Earthworks engineering is ongoing. Building and commissioning are expected to occur within 12 months of the FID announcement, with the first commercial production expected in 2Q25. The total expected capex for the Phase 2 construction is $100 million (C$136 million), and the Company has already secured all relevant environmental licenses to build and operate the second Greentech Plant.

Ninth Shipment Scheduled for the week of May 20

The Company is also announcing today that it has finalized pricing discussions for its ninth shipment of Quintuple Zero Green Lithium concentrate scheduled for the week of May 20th. The 22,000/t shipment will be priced at the formula of 9% of the LME/Fastmarkets lithium hydroxide benchmark, implying $1,290/t at today’s market ($1,459/tonne gross of VAT).

The current value of the May shipment reflects an 11% price increase over the Company’s eighth shipment in April, where the $1,160/tonne secured price was equivalent to 8.75% of the LME/Fastmarkets Lithium Hydroxide prices.

A similar price discovery process was followed through closed private bidding for the fixed portion of the price formula, though the final economics will depend on LME/ Fastmarkets lithium hydroxide benchmark at one month after the landing of the shipment. Sigma Lithium will continue to adapt its marketing strategy to maximize the commercial value of its premium Quintuple Zero Green Lithium

Sigma Lithium Commercial Director Catarina Noci, stated: “The economics for our May shipment represent a continuation in the market recovery that started in the days following the Lunar New Year. Indications from the market point to a firm outlook for lithium concentrate as we enter the price discovery process for our next shipment in June. Demand for our Quintuple Zero Green Lithium continues to be robust as a result of its superior chemical properties and coarse particles. We will evolve our pricing strategy to follow market dynamics in order to capture as much as possible of the 20-30% cost savings embedded in the “value-in-use” we deliver to our downstream clients.”

Balance Sheet & Liquidity

Sigma Lithium ended the first quarter with $108.2 million (C$146.4 million) in cash and cash equivalents. This represents a material increase from the $48.5 million in cash at the quarter ended Dec. 31, 2023. At the end of the quarter, the Company had $201 million (C$272 million) in short and long-term loans and export prepayment liabilities. This included $89 million in drawn and available, but unutilized, liquidity through trade finance lines.

Capital expenditures during the first quarter totaled $5.6 million (C$7.6 million) directed towards maintenance, exploration as well as incremental investments in the Greentech Plant to boost production. In total, the Company’s net debt position over the course of 1Q increased by $13 million, reflecting the annual interest payment made in connection with the outstanding debt.

Free cash flow was a modest drag as a result of lower market prices in the quarter, higher receivables, as well as the conclusion of the March shipment taking place in the first week of April (resulting in one less shipment made during the 1Q24 compared with 4Q23).

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium operates at the forefront of environmental and social sustainability in the EV battery materials supply chain and is currently producing Quintuple Zero Green Lithium concentrate from its Grota do Cirilo Project in Brazil. Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually). The Company is currently working to expand production via a Phase 2 concentrate line and associated mine which would add another 250,000 tonnes of Quintuple Zero Green Lithium capacity annually. The project produces lithium concentrate at its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP, Corporate Affairs and Strategic Development
+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Figure 1: Income Statement Summary

	Three Months Ended Mar. 31, 2024	Three Months Ended Mar. 31, 2024
($000)	CAD	USD
Revenue	50,408	37,202
Operating costs	(38,722)	(28,642)
Gross profit	11,686	8,560
G&A expense	(5,882)	(4,363)
Sales expense	(1,166)	(861)
Stock-based compensation	(3,066)	(2,266)
ESG and other operating expenses	(1,887)	(1,400)
EBIT	(315)	(329)
Financial income and FX (expenses), net	(9,614)	(7,104)
Income (loss) before taxes	(9,929)	(7,433)
Income taxes and social contribution	585	471
Net Income (loss) for the period	(9,344)	(6,962)

Weighted avg diluted shares outstanding	110,460,681	110,460,681

Earnings per share	$(0.08)	$(0.06)

Figure 2: Balance Sheet Summary

	Three Months Ended Mar. 31, 2024	Twelve Months Ended Dec. 31 2023	Three Months Ended Mar. 31, 2024	Twelve Months Ended Dec. 31 2023
($000)	CAD	CAD	USD	USD
Assets
Cash and cash equivalents	146,393	64,403	108,191	48,584
Trade accounts receivable	39,276	29,693	29,027	22,400
Other current assets	51,114	48,580	37,776	36,647
Total current assets	236,783	142,676	174,993	107,631
Property, plant and equipment	236,824	239,742	175,023	180,856
Other non-current assets	107,613	104,820	79,530	79,074
Total Assets	581,220	487,238	429,546	367,561

Liabilities & Shareholder Equity
Financing and export prepayment	127,149	28,907	93,968	21,807
Accounts payable	62,918	59,826	46,499	45,131
Other current liabilities	32,047	33,640	23,691	25,377
Total current liabilities	222,114	122,373	164,159	92,315
Financing and export prepayment	145,488	141,999	107,522	107,121
Other non-current liabilities	8,344	8,582	6,167	6,474
Total non-current liabilities	153,832	150,581	113,689	113,595

Total shareholders' equity	205,274	214,284	151,699	161,651

Total Liabilities & Shareholders' Equity	581,220	487,238	429,546	367,561

Figure 3: Cash Flow Statement Summary

	Three Months Ended Mar. 31, 2024	Three Months Ended Mar. 31, 2024
($000)	CAD	USD
Operating Activities
Net income (loss) for the period	(9,344)	(6,962)
Adjustments	20,487	15,261
Interest payment on loans and leases	(15,194)	(11,266)
Adjustments to income (loss) for the period	(4,051)	(2,967)
Change in working capital	(11,341)	(8,449)
Net Cash from Operating Activities	(15,392)	(11,416)

Investing Activities
Purchase of PPE	(5,303)	(3,952)
Addition to exploration and evaluation assets	(2,248)	(1,667)
Other	(55)	(41)
Net Cash from Investing Activities	(7,606)	(5,660)

Financing Activities
Proceeds of loans, net	106,862	79,237
Other	(846)	(627)
Net Cash from Financing Activities	106,016	78,610

Effect of FX	(1,028)	(1,927)
Net (decrease) increase in cash	81,990	59,607
Cash & Equivalents, Beg of Period	64,403	48,584
Cash & Equivalents, End of Period	146,393	108,191

Endnotes:

(1)	Cash Operating Costs per tonne include mining, crushing, processing, and site administration expenses. When shown as Freight on Board (FOB), these expenses include transport and port charges. For clarity, non-site G&A, and royalty costs are excluded unless otherwise noted.
(2)	Adjusted EBITDA represents a cash operating profit metric that nets revenues against cost of goods sold, selling, general, administrative and other cash operating expenses. Adjusted EBITDA also excludes stock-based compensation and certain non-recurring expenses, such as those related to the Company’s strategic review.
(3)	Pro forma Adjusted EBITDA utilizes the same formula as Adjusted EBITDA, though it backs out the implications of the provisional price adjustment to associated revenues and costs. The Company believes this is a more accurate reflection of business conducted within the quarter.

Reconciliation

To provide investors and others with additional information regarding the financial results of Sigma Lithium, we have disclosed in this release certain non-IFRS operating performance measures of EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin. These non-IFRS financial measures are a supplement to and not a substitute for or superior to, the Company's results presented in accordance with IFRS.  The non-IFRS financial measures presented by the Company may be different from non-GAAP/IFRS financial measures presented by other companies. Specifically, the Company believes the non-IFRS information provides useful measures to investors regarding the Company's financial performance by excluding certain costs and expenses that the Company believes are not indicative of its core operating results.  The presentation of these non-U.S. GAAP/IFRS financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP/IFRS.  A reconciliation of these financial measures to IFRS results is included herein.

Figure 4: Adjusted EBITDA Bridge

	Three Months Ended Mar. 31, 2024	Three Months Ended Mar. 31, 2024
($ 000)	CAD	USD
Revenues	50,408	37,202
Cost of goods sold	(38,722)	(28,642)
Gross Profit	11,686	8,560
G&A expense	(5,882)	(4,363)
Sales expenses	(1,166)	(861)
Stock-based compensation	(3,066)	(2,266)
ESG & other operating expenses, net	(1,887)	(1,400)
EBIT	(315)	(329)
Depreciation & Amortization	4,622	3,443
EBITDA	4,307	3,114
EBITDA (%)	8.5%	8.4%
Non-recurring expenses	678	499
Accounting Services	443	324
Other G&A	235	174
Stock-based compensation	3,066	2,266
Adjusted EBITDA	8,051	5,878
Adjusted EBITDA (%)	16.0%	15.8%